UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34728 / October 14, 2022

In the Matter of:

Nuveen Churchill Direct Lending Corp.
Nuveen Fund Advisors, LLC
Nuveen Alternatives Advisors LLC
Churchill Asset Management LLC
Nuveen Churchill Advisors LLC
Nuveen Asset Management, LLC
Teachers Advisors, LLC
Teachers Insurance and Annuity Association of America
MM Funding, LLC
Churchill Middle Market Senior Loan Fund, LP
Churchill Middle Market Senior Loan Fund, Offshore LP
TGAM Churchill Middle Market Senior Loan Fund K, LP
TIAA Churchill Middle Market CLO I Ltd.
Churchill Middle Market CLO IV Ltd.
TPS Investors Master Fund, LP
TPS Investors Operating Fund, LLC
TPS Investors Fund II, LP
NAP Investors Fund, L.P.
Nuveen Junior Capital Opportunities Fund, SCSp
Churchill Middle Market Senior Loan Fund II – K (Unlevered), LP
Churchill Middle Market Senior Loan Fund II – European Fund, SCSp
Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund, SCSp
Churchill Middle Market Senior Loan Fund II – Master Fund, LP
Churchill Middle Market Senior Loan Fund II – PS Co-Invest Fund, LP
PS FinCo, Inc.
Churchill Middle Market CLO III LLC
Churchill Middle Market CLO V-A, Ltd.
CNV Investor Fund ScSp
Churchill Junior Capital Opportunities Fund II, L.P.
Churchill Junior Capital Opportunities Fund II SCSp
Churchill Co-Investment Partners, L.P.
Churchill Secondary Partners, L.P.
CMIC Funding LP
Churchill MMSL III Investment Subsidiary, LP
Churchill MMSLF CLO-I, LP
Churchill Middle Market Senior Loan Fund – Master Fund SCSp
SICAV-RAIF – Fund IV

NC SLF Inc.
NC SLF SPV I, LLC
Churchill NCDLC CLO-I, LLC
Nuveen Churchill BDC SPV II, LLC
Nuveen Churchill BDC SPV III, LLC
NCDL Equity Holdings LLC
Churchill Junior Capital Opportunities Fund II Master SCSp
CM Senior Master, LP
CM Multi Master, LP
Nuveen Churchill Private Capital Income Fund
NCPIF SPV I LLC
NCPIF Equity Holdings LLC
Nuveen Multi-Asset Credit Fund, LP
Churchill Middle Market CLO VI Ltd.
Churchill Middle Market CLO VII Ltd.
Churchill Middle Market Senior Loan Fund (JPY) Series 2022, L.P.

730 Third Avenue
New York, NY 10017

812-15322

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Nuveen Churchill Direct Lending Corp., et al. filed an application on April 15, 2022, and
amendments to the application on July 11, 2022, and August 17, 2022, requesting an order to
amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. In particular, the Prior Order permitted certain business development companies and
closed-end management investment companies (collectively, the "Regulated Funds") to co-invest
in portfolio companies with each other and with certain affiliated investment entities.

On September 15, 2022, a notice of the filing of the application was issued (Investment
Company Act Release No. 34702). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Nuveen Churchill Direct Lending Corp., et al. (File No. 812-15322) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary